UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2021

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

April 28, 2021

Except where otherwise noted, all currency amounts are stated in United States dollars.

METHANEX REPORTS STRONG FIRST QUARTER 2021 RESULTS
•Net income attributable to Methanex shareholders rose to $105 million, supported by higher methanol prices.
•Adjusted EBITDA rose to $242 million, the highest quarterly result since the third quarter of 2018.
•Completed a planned turnaround at the Geismar 2 plant and we expect to complete the Geismar 2 debottlenecking project by mid-2021.
•Strong liquidity position and financial flexibility with over $850 million in cash, a $300 million undrawn credit facility and no debt maturities until the end of 2024.
VANCOUVER, BRITISH COLUMBIA - For the first quarter of 2021, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $105 million ($1.19 net income per common share on a diluted basis) compared to a net loss of $27 million ($0.35 net loss per common share on a diluted basis) in the fourth quarter of 2020. Adjusted EBITDA for the first quarter of 2021 was $242 million and Adjusted net income was $82 million ($1.07 Adjusted net income per common share). This compares with Adjusted EBITDA of $136 million and Adjusted net income of $12 million ($0.15 Adjusted net income per common share) for the fourth quarter of 2020.

We increased our average realized price in the first quarter of 2021 by $81 per tonne, to $363 per tonne, compared to the fourth quarter of 2020. Steady methanol demand recovery and lower industry operating rates supported higher methanol prices. Strong methanol demand combined with low global inventory levels and ongoing industry supply challenges continue to drive tight market conditions into the second quarter of 2021.

Our production in the first quarter of 2021 was similar to the fourth quarter of 2020. Higher production at the Atlas and Medicine Hat facilities offset lower production at the New Zealand and Geismar facilities. We completed a planned turnaround at our Geismar 2 plant in the quarter. The debottlenecking project at our Geismar 1 plant (completed in 2020) and our Geismar 2 plant (to be completed by mid-2021) will increase the annual operating capacity at our Geismar facilities to 2.2 million tonnes, a 10% increase over our 2020 annual operating capacity.

Our Adjusted EBITDA of $242 million increased by $106 million over the fourth quarter of 2020. These results highlight our earnings leverage to higher methanol prices and demonstrate the value of our business model. We ended the quarter with $856 million in cash, a $300 million undrawn revolving credit facility and no debt maturities until the end of 2024.

We expect to spend approximately $60 million on our Geismar 3 project, during the care and maintenance period, over the next six months. We have a robust decision-making process for evaluating the project. Before deciding whether to restart construction, management and our Board will carefully consider many factors including the global economic recovery, methanol industry outlook, the Company’s financial position and our ability to execute on the project.

John Floren, President and CEO of Methanex, commented, “We are pleased to see favorable industry conditions continue through the first quarter with positive momentum leading into the second quarter. We are cautiously optimistic that manufacturing activity will rebound and the economy will fully recover in the medium term as vaccine rollouts accelerate and as governments announce
METHANEX CORPORATION 2021 FIRST QUARTER NEWS RELEASE                                 PAGE 1

additional fiscal support measures. For now, we continue to prioritize liquidity and financial flexibility to best position ourselves to deliver long-term shareholder value.”
FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the first quarter of 2021. It is not a complete source of information for readers and is not in any way a substitute for reading the first quarter 2021 Management’s Discussion and Analysis ("MD&A") dated April 28, 2021 and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2021, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2021 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2021 FIRST QUARTER NEWS RELEASE                                 PAGE 2

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2021	Dec 31 2020	Mar 31 2020
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,596	1,607	2,007
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,518	1,480	1,976
Purchased methanol	1,014	1,192	548
Commission sales	261	196	264
Total sales volume [1]	2,793	2,868	2,788

Methanex average non-discounted posted price ($ per tonne) [2]	447	334	325
Average realized price ($ per tonne) [3]	363	282	267

Revenue	1,016	811	745
Adjusted revenue	922	755	676
Net income (loss) (attributable to Methanex shareholders)	105	(27)	23
Adjusted net income	82	12	8
Adjusted EBITDA	242	136	138
Cash flows from operating activities	167	98	142

Basic net income (loss) per common share	1.37	(0.35)	0.30
Diluted net income (loss) per common share	1.19	(0.35)	0.21
Adjusted net income per common share	1.07	0.15	0.10

Common share information (millions of shares)
Weighted average number of common shares	76	76	76
Diluted weighted average number of common shares	76	76	76
Number of common shares outstanding, end of period	76	76	76
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2021	Dec 31 2020	Mar 31 2020
Net income (loss) (attributable to Methanex shareholders)	$105	$(27)	$23
Mark-to-market impact of share-based compensation, net of tax	(23)	39	(15)
Adjusted net income	$82	$12	$8
Diluted weighted average shares outstanding (millions)	76	76	76
Adjusted net income per common share	$1.07	$0.15	$0.10

▪We recorded net income attributable to Methanex shareholders of $105 million during the first quarter of 2021 compared to a net loss of $27 million in the fourth quarter of 2020. The increase in net income is primarily due to an increase in our average
METHANEX CORPORATION 2021 FIRST QUARTER NEWS RELEASE                                 PAGE 3

realized methanol price during the first quarter and the change in the mark-to-market impact of share-based compensation. We recorded Adjusted EBITDA of $242 million for the first quarter of 2021 compared with $136 million for the fourth quarter of 2020.
▪We recognized Adjusted net income of $82 million for the first quarter of 2021 compared to Adjusted net income of $12 million for the fourth quarter of 2020. Adjusted EBITDA and Adjusted net income for the first quarter of 2021 are higher than the fourth quarter of 2020 primarily due to the increase in our average realized methanol price to $363 per tonne from $282 per tonne.
▪We sold 2,793,000 tonnes in the first quarter of 2021 compared to 2,868,000 tonnes for the fourth quarter of 2020. Sales of Methanex-produced methanol were 1,518,000 tonnes in the first quarter of 2021 compared with 1,480,000 tonnes in the fourth quarter of 2020.
▪Production for the first quarter of 2021 was 1,596,000 tonnes compared with 1,607,000 tonnes for the fourth quarter of 2020. Production is comparable between the two quarters as higher production at the Atlas and Medicine Hat facilities offset lower production in New Zealand and Geismar.
▪We continue to maintain a strong balance sheet, with a cash balance of $856 million and an undrawn revolving credit facility.
▪During the first quarter of 2021 we paid a $0.0375 per common share quarterly dividend to shareholders for a total of $3 million.
PRODUCTION HIGHLIGHTS

	Q1 2021		Q4 2020	Q1 2020
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
New Zealand [2]	550	369	439	443
USA (Geismar) [3]	550	422	556	530
Trinidad (Methanex interest) [4]	490	275	161	429
Chile	425	221	195	319
Egypt (50% interest)	158	148	145	133
Canada (Medicine Hat)	160	161	111	153
	2,333	1,596	1,607	2,007
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. Annual Operating Capacity is currently 2.2 million tonnes based on the natural gas composition expected for the foreseeable future. The Waitara Valley plant is currently idled indefinitely due to insufficient natural gas availability.
3For the comparative 2020 periods presented, our operating capacity in Geismar was 2.0 million tonnes. In the fourth quarter of 2020, we completed the debottlenecking project at our Geismar 1 facility and in 2021 we plan to complete the debottlenecking project, to be completed by mid-2021 at our Geismar 2 facility. As a result, we have increased our operating capacity for 2021 by 0.2 million tonnes to 2.2 million tonnes.
4The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant is currently idled indefinitely.

METHANEX CORPORATION 2021 FIRST QUARTER NEWS RELEASE                                 PAGE 4

Key production and operational highlights during the first quarter and production outlook for 2021 include:

▪New Zealand produced 369,000 tonnes compared with 439,000 tonnes in the fourth quarter of 2020. In New Zealand, our production levels were lower in the first quarter of 2021 as we received lower gas deliveries compared to the fourth quarter of 2020.
▪As a result of lower expected gas deliveries in 2021, we consolidated production at our two larger Motunui plants, which have a combined operating capacity of 1.7 million tonnes, and indefinitely idled our smaller Waitara Valley plant. We estimate production in 2021 of 1.5 million tonnes compared to our production of 1.7 million tonnes in 2020. The upstream gas sector will be completing several field development projects that are expected to improve gas availability over the coming years.
▪Geismar produced 422,000 tonnes during the first quarter of 2021 compared to 556,000 tonnes during the fourth quarter of 2020. Production for Geismar is lower in the first quarter of 2021 compared to the fourth quarter of 2020 due to a planned turnaround for Geismar 2 completed during the first quarter. When operating, both plants achieved high operating rates.
▪Trinidad produced 275,000 tonnes (Methanex interest) during the first quarter of 2021 compared with 161,000 tonnes in the fourth quarter of 2020. Production levels in Trinidad were higher in the first quarter of 2021 compared to the fourth quarter of 2020 as the planned turnaround at our Atlas facility impacted production in the fourth quarter of 2020. Based on current gas deliveries, we estimate Trinidad production in 2021 of approximately 1.1 million tonnes (Methanex interest). Titan remains idled indefinitely.
▪Chile produced 221,000 tonnes during the first quarter of 2021 compared to 195,000 tonnes during the fourth quarter of 2020. Production for the first quarter of 2021 is higher compared to the fourth quarter of 2020 as our Chile I plant has operated at higher rates during the first quarter of 2021. Our Chile IV plant remains idle due to low gas availability resulting from upstream production declines in Argentina and it remains uncertain how long these low gas deliveries will persist. We estimate production in 2021 of 0.8 to 0.9 million tonnes.
▪Egypt produced 296,000 tonnes (Methanex interest - 148,000 tonnes) in the first quarter of 2021 compared to 290,000 tonnes (Methanex interest - 145,000 tonnes) in the fourth quarter of 2020. We expect to receive 100% of our contracted gas supply for the foreseeable future in Egypt.
▪Medicine Hat produced 161,000 tonnes during the first quarter of 2021 compared to 111,000 tonnes during the fourth quarter of 2020. Production for the first quarter of 2021 is higher compared to the fourth quarter of 2020 as production in the fourth quarter of 2020 was impacted by the turnaround completed in October 2020.

METHANEX CORPORATION 2021 FIRST QUARTER NEWS RELEASE                                 PAGE 5

CONFERENCE CALL
A conference call is scheduled for April 29, 2021 at 11:00 am ET (8:00 am PT) to review these first quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (416) 340-2217, or toll free at (800) 806-5484. The passcode for the call is 9396607#. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com and will also be available following the call. A playback version of the conference call will be available until May 29, 2021 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 1363108#.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This first quarter 2021 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the first quarter 2021 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income (loss) throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 11 of the Company's MD&A for the period ended March 31, 2021 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Kim Campbell
Director, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2021 FIRST QUARTER NEWS RELEASE                                 PAGE 6

1
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
AST Trust Company (Canada)
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three Months Ended March 31, 2021
At April 27, 2021 the Company had 76,209,280 common shares issued and outstanding and stock options exercisable for 1,614,630 additional common shares.
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2021	Dec 31 2020	Mar 31 2020
Net income (loss) (attributable to Methanex shareholders)	$105	$(27)	$23
Mark-to-market impact of share-based compensation, net of tax	(23)	39	(15)
Adjusted net income [1]	$82	$12	$8
Diluted weighted average shares outstanding (millions)	76	76	76
Adjusted net income per common share [1]	$1.07	$0.15	$0.10
1     The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 11 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net income attributable to Methanex shareholders of $105 million during the first quarter of 2021 compared to a net loss of $27 million in the fourth quarter of 2020. The increase in net income is primarily due to an increase in our average realized methanol price during the first quarter and the change in the mark-to-market impact of share-based compensation.
▪We recorded Adjusted EBITDA of $242 million for the first quarter of 2021 compared with $136 million for the fourth quarter of 2020. We recognized Adjusted net income of $82 million for the first quarter of 2021 compared to Adjusted net income of $12 million for the fourth quarter of 2020. Adjusted EBITDA and Adjusted net income for the first quarter of 2021 are higher than the fourth quarter of 2020 primarily due to the increase in our average realized methanol price to $363 per tonne from $282 per tonne.

▪We sold 2,793,000 tonnes in the first quarter of 2021 compared to 2,868,000 tonnes for the fourth quarter of 2020. Sales of Methanex-produced methanol were 1,518,000 tonnes in the first quarter of 2021 compared with 1,480,000 tonnes in the fourth quarter of 2020.
▪Production for the first quarter of 2021 was 1,596,000 tonnes compared with 1,607,000 tonnes for the fourth quarter of 2020. Production is comparable between the two quarters as higher production at the Atlas and Medicine Hat facilities offset lower production in New Zealand and Geismar. Refer to the Production Summary section on page 3 of the MD&A.
METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

▪We continue to maintain a strong balance sheet, with a cash balance of $856 million and an undrawn revolving credit facility.
▪During the first quarter of 2021 we paid a $0.0375 per common share quarterly dividend to shareholders for a total of $3 million.

This First Quarter 2021 Management’s Discussion and Analysis dated April 28, 2021 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended March 31, 2021 as well as the 2020 Annual Consolidated Financial Statements and MD&A included in the Methanex 2020 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2020 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2021	Dec 31 2020	Mar 31 2020
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,596	1,607	2,007
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,518	1,480	1,976
Purchased methanol	1,014	1,192	548
Commission sales	261	196	264
Total sales volume [1]	2,793	2,868	2,788

Methanex average non-discounted posted price ($ per tonne) [2]	447	334	325
Average realized price ($ per tonne) [3]	363	282	267

Revenue	1,016	811	745
Adjusted revenue	922	755	676
Net income (loss) (attributable to Methanex shareholders)	105	(27)	23
Adjusted net income	82	12	8
Adjusted EBITDA	242	136	138
Cash flows from operating activities	167	98	142

Basic net income (loss) per common share	1.37	(0.35)	0.30
Diluted net income (loss) per common share	1.19	(0.35)	0.21
Adjusted net income per common share	1.07	0.15	0.10

Common share information (millions of shares)
Weighted average number of common shares	76	76	76
Diluted weighted average number of common shares	76	76	76
Number of common shares outstanding, end of period	76	76	76
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

PRODUCTION SUMMARY

	Q1 2021		Q4 2020	Q1 2020
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
New Zealand [2]	550	369	439	443
USA (Geismar) [3]	550	422	556	530
Trinidad (Methanex interest) [4]	490	275	161	429
Chile	425	221	195	319
Egypt (50% interest)	158	148	145	133
Canada (Medicine Hat)	160	161	111	153
	2,333	1,596	1,607	2,007
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. Annual Operating Capacity is currently 2.2 million tonnes based on the natural gas composition expected for the foreseeable future. The Waitara Valley plant is currently idled indefinitely due to insufficient natural gas availability. (refer to the New Zealand section below).
3For the comparative 2020 periods presented, our operating capacity in Geismar was 2.0 million tonnes. In the fourth quarter of 2020, we completed the debottlenecking project at our Geismar 1 facility and in 2021 we plan to complete the debottlenecking project, to be completed by mid-2021 at our Geismar 2 facility. As a result, we have increased our operating capacity for 2021 by 0.2 million tonnes to 2.2 million tonnes. (refer to the United States section below).
4The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant is currently idled indefinitely. (refer to the Trinidad section below).
New Zealand
The New Zealand facilities produced 369,000 tonnes of methanol in the first quarter of 2021 compared with 439,000 tonnes in the fourth quarter of 2020. In New Zealand, our production levels were lower in the first quarter of 2021 as we received lower gas deliveries compared to the fourth quarter of 2020.

As a result of lower expected gas deliveries in 2021, we consolidated production at our two larger Motunui plants, which have a combined operating capacity of 1.7 million tonnes, and indefinitely idled our smaller Waitara Valley plant. We estimate production in 2021 of 1.5 million tonnes compared to our production of 1.7 million tonnes in 2020. The upstream gas sector will be completing several field development projects that are expected to improve gas availability over the coming years.
United States
The Geismar facilities produced 422,000 tonnes during the first quarter of 2021 compared to 556,000 tonnes during the fourth quarter of 2020. Production for Geismar is lower in the first quarter of 2021 compared to the fourth quarter of 2020 due to a planned turnaround for Geismar 2 completed during the first quarter. When operating, both plants achieved high operating rates.
Trinidad
Trinidad produced 275,000 tonnes (Methanex interest) in the first quarter of 2021 compared with 161,000 tonnes (Methanex interest) in the fourth quarter of 2020. Production levels in Trinidad were higher in the first quarter of 2021 compared to the fourth quarter of 2020 as the planned turnaround at our Atlas facility impacted production in the fourth quarter of 2020. Based on current gas deliveries, we estimate Trinidad production in 2021 of approximately 1.1 million tonnes (Methanex interest). Titan remains idled indefinitely.
METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

Chile
Chile produced 221,000 tonnes during the first quarter of 2021 compared to 195,000 tonnes during the fourth quarter of 2020. Production for the first quarter of 2021 is higher compared to the fourth quarter of 2020 as our Chile I plant has operated at higher rates during the first quarter of 2021. Our Chile IV plant remains idle due to low gas availability resulting from upstream production declines in Argentina and it remains uncertain how long these low gas deliveries will persist. We estimate production in 2021 of 0.8 to 0.9 million tonnes.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.
Egypt
Egypt produced 296,000 tonnes (Methanex interest - 148,000 tonnes) in the first quarter of 2021 compared to 290,000 tonnes (Methanex interest - 145,000 tonnes) in the fourth quarter of 2020. We expect to receive 100% of our contracted gas supply for the foreseeable future in Egypt.
Canada
Medicine Hat produced 161,000 tonnes during the first quarter of 2021 compared to 111,000 tonnes during the fourth quarter of 2020. Production for the first quarter of 2021 is higher compared to the fourth quarter of 2020 as production in the fourth quarter of 2020 was impacted by the turnaround completed in October 2020.

FINANCIAL RESULTS

For the first quarter of 2021, we reported net income attributable to Methanex shareholders of $105 million ($1.19 net income per common share on a diluted basis) compared with a net loss attributable to Methanex shareholders for the fourth quarter of 2020 of $27 million ($0.35 net loss per common share on a diluted basis) and net income attributable to Methanex shareholders for the first quarter of 2020 of $23 million ($0.21 net income per common share on a diluted basis).

For the first quarter of 2021, we recorded Adjusted EBITDA of $242 million and Adjusted net income of $82 million ($1.07 Adjusted net income per common share). This compares with Adjusted EBITDA of $136 million and Adjusted net income of $12 million ($0.15 Adjusted net income per common share) for the fourth quarter of 2020 and Adjusted EBITDA of $138 million and Adjusted net income of $8 million ($0.10 Adjusted net income per common share) for the first quarter of 2020.

We calculate Adjusted EBITDA and Adjusted net income (loss) by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 11 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.
METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income (loss) is as follows:

	Three Months Ended
($ millions)	Mar 31 2021	Dec 31 2020	Mar 31 2020
Consolidated statements of income:
Revenue	$1,016	$811	$745
Cost of sales and operating expenses	(746)	(715)	(599)
Egypt insurance recovery	—	—	10
Mark-to-market impact of share-based compensation	(25)	45	(18)
Adjusted EBITDA (attributable to associate)	26	15	21
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(29)	(20)	(21)
Adjusted EBITDA (attributable to Methanex shareholders)	242	136	138

Mark-to-market impact of share-based compensation	25	(45)	18
Depreciation and amortization	(90)	(87)	(90)
Finance costs	(39)	(41)	(35)
Finance income and other expenses	1	(3)	3
Income tax (expense) recovery	(30)	10	(9)
Earnings of associate adjustment [1]	(14)	(8)	(12)
Non-controlling interests adjustment [1]	10	11	10
Net income (loss) (attributable to Methanex shareholders)	$105	$(27)	$23
Net income (loss)	$124	$(18)	$34
1    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 14 of the MD&A. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q1 2021 compared with Q4 2020	Q1 2021 compared with Q1 2020
Average realized price	$204	$242
Sales volume	(9)	1
Total cash costs	(89)	(139)
Increase in Adjusted EBITDA	$106	$104
Average realized price

	Three Months Ended
($ per tonne)	Mar 31 2021	Dec 31 2020	Mar 31 2020
Methanex average non-discounted posted price	447	334	325
Methanex average realized price	363	282	267

METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

Methanex’s average realized price for the first quarter of 2021 was $363 per tonne compared to $282 per tonne in the fourth quarter of 2020 and $267 per tonne in the first quarter of 2020, resulting in an increase of $204 million and an increase of $242 million in Adjusted EBITDA, respectively (refer to Supply/Demand Fundamentals section on page 9 of the MD&A for more information).
Sales volume
Methanol sales volume excluding commission sales volume in the first quarter of 2021 was 140,000 tonnes lower than the fourth quarter of 2020 and 8,000 tonnes higher than the first quarter of 2020. The decrease in volume in the first quarter of 2021 compared to the fourth quarter of 2020 decreased Adjusted EBITDA by $9 million. The increase in sales volume for the first quarter of 2021 compared with the same period in 2020 increased Adjusted EBITDA by $1 million.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q1 2021 compared with Q4 2020	Q1 2021 compared with Q1 2020
Methanex-produced methanol costs	$(34)	$(15)
Proportion of Methanex-produced methanol sales	11	(40)
Purchased methanol costs	(66)	(59)
Logistics costs	5	(5)
Egypt insurance recovery	—	(5)
Other, net	(5)	(15)
Decrease in Adjusted EBITDA due to changes in total cash costs	$(89)	$(139)
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol revenue to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula linked to methanol sales prices above a certain level. For the first quarter of 2021 compared with the fourth quarter of 2020 and the first quarter of 2020, Methanex-produced methanol costs increased by $34 million and $15 million, respectively. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices impacting Methanex revenue and the variable portion of our natural gas cost, changes in spot gas prices and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the first quarter of 2021 compared with the fourth quarter of 2020, a higher proportion of Methanex-produced methanol increased Adjusted EBITDA by $11 million. For the first quarter of 2021 compared with the first quarter of 2020, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $40 million.
METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume of purchased methanol. For the first quarter of 2021 compared with the fourth quarter of 2020 and the first quarter of 2020, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $66 million and $59 million, respectively.
Logistics costs
Logistics costs vary from period to period primarily depending on the levels of production from each of our production facilities and the resulting impact on our supply chain and due to variability in bunker fuel costs. Logistics costs in the first quarter of 2021 decreased compared with the fourth quarter of 2020 by $5 million. The decrease in logistics costs compared with the fourth quarter of 2020 was primarily due to lower in-region logistics costs. Logistics costs for the first quarter of 2021, compared with the first quarter of 2020 were higher by $5 million. The increase in logistics costs compared to the first quarter of 2020 was primarily due to higher ocean freight.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. For the first quarter of 2021 compared with the fourth quarter of 2020 other costs were higher by $5 million, due to the recognition of restructuring costs primarily attributable to idled facilities partially offset by lower unabsorbed fixed costs. For the first quarter of 2021 compared with the first quarter of 2020, other costs were higher by $15 million, primarily due to higher unabsorbed fixed costs expensed in the period due to lower methanol production and restructuring costs noted above.
Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended
($ millions except share price)	Mar 31 2021	Dec 31 2020	Mar 31 2020
Methanex Corporation share price [1]	$36.80	$46.08	$12.17
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	8	2	6
Mark-to-market impact due to change in share price [2]	(25)	45	(18)
Total share-based compensation expense (recovery), before tax	$(17)	$47	$(12)
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $90 million for the first quarter of 2021 compared with $87 million for the fourth quarter of 2020 and $90 million for the first quarter of 2020.
METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

Finance Costs

	Three Months Ended
($ millions)	Mar 31 2021	Dec 31 2020	Mar 31 2020
Finance costs before capitalized interest	$43	$45	$37
Less capitalized interest	(4)	(4)	(2)
Finance costs	$39	$41	$35
Finance costs are primarily comprised of interest on borrowings and lease obligations.
Finance costs are marginally lower for the first quarter of 2021 compared to the fourth quarter of 2020. Finance costs are higher for the first quarter of 2021 compared to the first quarter of 2020 as a result of increased borrowings. Capitalized interest relates to interest costs capitalized for the Geismar 3 project. Refer to the Liquidity and Capital Resources section on page 10 of the MD&A.
Finance Income and Other Expenses

	Three Months Ended
($ millions)	Mar 31 2021	Dec 31 2020	Mar 31 2020
Finance income and other expenses	$1	$(3)	$3
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates and changes in interest income earned on cash balances.

Income Taxes

A summary of our income taxes for the first quarter of 2021 compared to the fourth quarter of 2020 is as follows:

	Three months ended March 31, 2021		Three months ended December 31, 2020
($ millions except where noted)	Net Income	Adjusted Net Income	Net Loss	Adjusted Net Income
Amount before income tax	$154	$115	$(28)	$8
Income tax (expense) recovery	(30)	(33)	10	4
	$124	$82	$(18)	$12
Effective tax rate	20%	29%	37%	(55)%

We earn the majority of our income in New Zealand, Trinidad, the United States, Chile, Egypt and Canada. The statutory tax rates applicable to Methanex in Chile and Egypt are 44.5% and 30%, respectively. In Trinidad the statutory tax rate is 35%. The statutory tax rate in New Zealand is 28%. In Canada, the statutory tax rate applicable to Methanex is 25.6% and the United States statutory tax rate applicable to Methanex is 23%. We accrue for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 29% for the first quarter of 2021 compared to -55% on Adjusted net income for the fourth quarter of 2020. The effective tax rate in the fourth quarter of 2020 was a recovery despite pre-tax Adjusted net income due primarily to the mix of income and loss by jurisdiction and differences in tax rates between the jurisdictions. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate.
METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

SUPPLY/DEMAND FUNDAMENTALS

Demand
Global methanol demand continues to steadily recover, and at the current trajectory, we anticipate that global demand will return to pre-pandemic levels later this year.

Global methanol demand in the first quarter of 2021 increased by approximately 5% compared to the first quarter of 2020 and declined by 2.5% compared to the fourth quarter of 2020. Demand from traditional chemical applications was lower in the first quarter of 2021 compared to the fourth quarter of 2020 due to a seasonal slowdown of manufacturing activity during Lunar New Year in China, as we have seen in past years, combined with downstream outages in the United States related to Winter Storm Uri. The methanol-to-olefins (“MTO”) sector maintained high operating rates overall in the quarter with some maintenance activities impacting demand. Demand from other energy-related applications was stable.

Over the long term, we believe that traditional chemical demand for methanol, which represents over 50% of global methanol demand, is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products and government regulations and policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The future operating rates and methanol consumption from MTO producers will depend on a number of factors including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.
Supply
Various planned and unplanned outages in every region of the world resulted in lower methanol industry supply in the first quarter of 2021 compared to the fourth quarter of 2020. We continue to see supply tightness early in the second quarter of 2021.
Over the next few years, we expect most large-scale capacity additions outside of China to be in North America and the Middle East. In North America, Koch Methanol Investments is expected to complete its 1.7 million tonne methanol plant in Louisiana in 2021. There are other large-scale projects under discussion in North America; however, we believe that none have yet reached a final investment decision. In Iran, we continue to monitor projects at various construction stages, including the Sabalan plant, which is the only project nearing completion in the near to medium term. In China, we anticipate some continued capacity additions over the near-to-medium term. We expect that new capacity built in China will be consumed in that country.
Methanol Price
We increased our average realized price in the first quarter of 2021 to $363 per tonne, an increase of $81 per tonne, compared to $282 per tonne in the fourth of 2020. Steady methanol demand recovery and lower industry operating rates supported higher methanol prices. Strong methanol demand combined with low global inventory levels and ongoing industry supply challenges continue to drive tight market conditions into the second quarter of 2021.

The following table outlines our recent regional non-discounted posted prices. We recently announced our May contract prices, which increased by $23 to $542 per tonne in North America and remained at $430 per tonne in Asia Pacific. Our second quarter European price is €410 per tonne. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost of production, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	May 2021	Apr 2021	Mar 2021	Feb 2021	Jan 2021
North America	542	519	492	492	482
Europe [2]	490	490	475	475	475
Asia Pacific	430	430	430	430	405
1    Discounts from our posted prices are offered to customers based on various factors.
2    €410 for Q2 2021 (Q1 2021 – €390) converted to United States dollars.
METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the first quarter of 2021 were $167 million compared with $98 million for the fourth quarter of 2020 and $142 million for the first quarter of 2020. Cash flows from operating activities were higher in the first quarter of 2021 compared to the fourth quarter of 2020 and the first quarter of 2020 primarily as a result of higher methanol pricing and higher earnings.

The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q1 2021 compared with Q4 2020	Q1 2021 compared with Q1 2020
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$106	$104
Change in Adjusted EBITDA of associate	(11)	(5)
Change in dividends received from associate	13	—
Cash flows attributable to non-controlling interests	9	13
Non-cash working capital	(30)	(74)
Change in income taxes paid/refunded	(6)	(6)
Egypt insurance recovery	—	(5)
Share-based payments	(2)	(1)
Other	(10)	(1)
Increase in cash flows from operating activities	$69	$25

We generated cash from operating activities before changes in non-cash working capital of $253 million during the first quarter of 2021, an increase of $100 million compared to Q4 2020 and an increase of $99 million compared to Q1 2020. The net build in non-cash working capital of $30 million compared to the fourth quarter of 2020 and $74 million compared to the first quarter of 2020 was primarily the result of the impact of increasing methanol prices on trade receivables, inventories and payables.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At March 31, 2021, our cash balance was $856 million, including $59 million of cash related to our Egypt entity consolidated on a 100% basis and $11 million of cash related to our joint venture interests in ocean going vessels consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

As at March 31, 2021, our revolving credit facility is undrawn and we have $173 million drawn from our $800 million construction credit facility for the Geismar 3 project. Both facilities are with a syndicate of highly rated financial institutions and expire in July 2024. As at March 31, 2021, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations. Refer to note 6 of the Company's unaudited condensed consolidated interim financial statements for further discussion of the terms of the credit facilities and long-term debt.

During the first quarter of 2021 we paid a quarterly dividend of $0.0375 per common share for a total of $3 million.

In the near-term, as the path of the pandemic and its effect on the economy remains uncertain, we continue to prioritize liquidity and financial flexibility to position ourselves to deliver significant long-term shareholder value.

Capital Projects and Growth Opportunities

The Geismar 3 project is a 1.8 million tonne methanol plant under construction in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 plants with significant capital and operating cost advantages. On April 1, 2020, we announced the deferral of approximately $500 million of the planned capital budget for the Geismar 3 project for up to 18 months, putting the project on temporary care and maintenance in response to the uncertainty in the global economy from the COVID-19 pandemic. The project was in excellent shape and progress had been safe, on time and on budget and the project had been significantly de-risked. The project remains on temporary care and maintenance. We anticipate investing approximately $60 million, on our Geismar 3 project, during the care and maintenance period, over the next six months. This comprises costs that were already committed and the completion of activities that preserve flexibility to complete the project in the future including key engineering activities and
METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

procurement of critical path equipment. We have a robust decision making process and before deciding whether to restart construction, management and our Board will carefully consider many factors including the strength of the global economic recovery and methanol industry outlook, the Company's financial position and our ability to execute on the project. Our preference is to have a strategic partner for the project. We have invested $385 million at Geismar 3, excluding capitalized interest of $26 million, to date.

Our planned operational capital expenditures directed towards maintenance, turnarounds, and catalyst changes, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $65 million for the remainder of 2021.
CONTROLS AND PROCEDURES

During the first quarter of 2021, no changes, were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue, and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended
($ millions)	Mar 31 2021	Dec 31 2020	Mar 31 2020
Net income (loss) (attributable to Methanex shareholders)	$105	$(27)	$23
Mark-to-market impact of share-based compensation	(25)	45	(18)
Depreciation and amortization	90	87	90
Finance costs	39	41	35
Finance income and other expenses	(1)	3	(3)
Income tax expense (recovery)	30	(10)	9
Earnings of associate adjustment [1]	14	8	12
Non-controlling interests adjustment [1]	(10)	(11)	(10)
Adjusted EBITDA (attributable to Methanex shareholders)	$242	$136	$138

1    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2021	Dec 31 2020	Mar 31 2020
Net income (loss) (attributable to Methanex shareholders)	$105	$(27)	$23
Mark-to-market impact of share-based compensation, net of tax	(23)	39	(15)
Adjusted net income	$82	$12	$8
Diluted weighted average shares outstanding (millions)	76	76	76
Adjusted net income per common share	$1.07	$0.15	$0.10

Adjusted Revenue (attributable to Methanex shareholders)
Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue marketed on a commission basis related to 36.9% of the Atlas methanol facility that represents our partner's share, and excludes revenue relating to 50% of the Egypt methanol facility that we do not own. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended
($ millions)	Mar 31 2021	Dec 31 2020	Mar 31 2020
Revenue	$1,016	$811	$745
Non-Methanex share of Atlas revenue [1]	(42)	(20)	(33)
Non-controlling interests' share of revenue [1]	(52)	(36)	(36)
Adjusted revenue (attributable to Methanex shareholders)	$922	$755	$676
1    Excludes intercompany transactions with the Company.

METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.
QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020
Revenue [1]	$1,016	$811	$581	$512
Net income (loss) (attributable to Methanex shareholders)	105	(27)	(88)	(65)
Basic net income (loss) per common share	1.37	(0.35)	(1.15)	(0.85)
Diluted net income (loss) per common share	1.19	(0.35)	(1.15)	(0.85)
Adjusted EBITDA	242	136	40	32
Adjusted net income (loss)	82	12	(79)	(64)
Adjusted net income (loss) per common share	1.07	0.15	(1.03)	(0.84)

	Three Months Ended
($ millions except per share amounts)	Mar 31 2020	Dec 31 2019	Sep 30 2019	Jun 30 2019
Revenue [1]	$745	$769	$765	$848
Net income (loss) (attributable to Methanex shareholders)	23	9	(10)	50
Basic net income (loss) per common share	0.30	0.12	(0.13)	0.65
Diluted net income (loss) per common share	0.21	0.12	(0.21)	0.51
Adjusted EBITDA	138	136	90	146
Adjusted net income (loss)	8	10	(21)	26
Adjusted net income (loss) per common share	0.10	0.13	(0.27)	0.34

1    Revenue for the 2019 quarters have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.
METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 11 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.
METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

FORWARD-LOOKING INFORMATION WARNING

This First Quarter 2021 Management’s Discussion and Analysis ("MD&A") as well as comments made during the First Quarter 2021 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal", "targets", "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•expected demand for methanol and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for start-up of the same,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,

•expected cash flows, earnings capability and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions,
•our shareholder distribution strategy and anticipated distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 Project,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels),
•expected outcomes of litigation or other disputes, claims and assessments,
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties, and
•the potential future impact of the COVID-19 pandemic.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the availability of committed credit facilities and other financing,
•the commercial viability of the Geismar 3 Project and the expected timing and capital cost thereof,
•global and regional economic activity (including industrial production levels),
METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,

•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•the commercial viability of the Geismar 3 Project and our ability to meet timeline and budget targets for the Geismar 3 Project, including the impact of any cost pressures arising from labour costs,

•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions,
•the impacts of the COVID-19 pandemic, and
•other risks described in our 2020 Annual Management’s Discussion and Analysis and this First Quarter 2021 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2021 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31 2021	Mar 31 2020

Revenue	$1,015,532	$745,093
Cost of sales and operating expenses	(746,008)	(598,541)
Depreciation and amortization	(90,452)	(89,987)
Egypt insurance recovery (note 11)	—	9,839
Operating income	179,072	66,404
Earnings of associate (note 4)	13,664	9,070
Finance costs (note 5)	(39,205)	(35,032)
Finance income and other expenses	664	2,843
Income before income taxes	154,195	43,285
Income tax (expense) recovery:
Current	(20,341)	(11,376)
Deferred	(9,949)	1,770
	(30,290)	(9,606)
Net income	$123,905	$33,679
Attributable to:
Methanex Corporation shareholders	$104,687	$22,770
Non-controlling interests	19,218	10,909
	$123,905	$33,679

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$1.37	$0.30
Diluted net income per common share (note 7)	$1.19	$0.21

Weighted average number of common shares outstanding (note 7)	76,205,917	76,196,080
Diluted weighted average number of common shares outstanding (note 7)	76,375,001	76,196,080

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2021 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2021	Mar 31 2020
Net income	$123,905	$33,679
Other comprehensive income:
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	34,340	(50,853)
Forward element excluded from hedging relationships (note 10)	(6,931)	87,810
Realized gains on foreign exchange hedges reclassified to revenue	(1,145)	(392)
Taxes on above items	(6,658)	(9,749)
	19,606	26,816
Comprehensive income	$143,511	$60,495
Attributable to:
Methanex Corporation shareholders	$124,293	$49,586
Non-controlling interests	19,218	10,909
	$143,511	$60,495

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2021 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Mar 31 2021	Dec 31 2020
ASSETS
Current assets:
Cash and cash equivalents	$856,238	$833,841
Trade and other receivables	494,156	412,000
Inventories (note 2)	388,810	308,696
Prepaid expenses	32,759	33,746
Other assets	33,974	6,634
	1,805,937	1,594,917
Non-current assets:
Property, plant and equipment (note 3)	3,664,720	3,677,056
Investment in associate (note 4)	191,914	194,025
Deferred income tax assets	130,428	137,524
Other assets	64,897	92,529
	4,051,959	4,101,134
	$5,857,896	$5,696,051
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$693,097	$600,953
Current maturities on long-term debt (note 6)	41,126	39,771
Current maturities on lease obligations	97,152	97,516
Current maturities on other long-term liabilities	24,402	27,152
	855,777	765,392
Non-current liabilities:
Long-term debt (note 6)	2,305,579	2,323,601
Lease obligations	610,480	624,718
Other long-term liabilities	281,834	327,491
Deferred income tax liabilities	223,795	213,392
	3,421,688	3,489,202
Equity:
Capital stock	441,033	440,723
Contributed surplus	1,845	1,873
Retained earnings	945,434	843,606
Accumulated other comprehensive loss	(115,257)	(137,102)
Shareholders' equity	1,273,055	1,149,100
Non-controlling interests	307,376	292,357
Total equity	1,580,431	1,441,457
	$5,857,896	$5,696,051

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2021 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2019	76,196,080	$440,472	$1,783	$1,039,819	$(150,389)	$1,331,685	$298,675	$1,630,360
Net income	—	—	—	22,770	—	22,770	10,909	33,679
Other comprehensive income	—	—	—	—	26,816	26,816	—	26,816
Compensation expense recorded for stock options	—	—	42	—	—	42	—	42
Dividend payments to Methanex Corporation shareholders	—	—	—	(27,431)	—	(27,431)	—	(27,431)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(5,207)	(5,207)
Equity contributions to non-controlling interest			—	—	—	—	5,500	5,500
Realized hedge losses recognized in cash flow hedges	—	—	—	—	5,487	5,487	—	5,487
Balance, March 31, 2020	76,196,080	$440,472	$1,825	$1,035,158	$(118,086)	$1,359,369	$309,877	$1,669,246
Net income (loss)	—	—	—	(179,448)	—	(179,448)	20,442	(159,006)
Other comprehensive loss	—	—	—	(3,531)	(33,800)	(37,331)	—	(37,331)
Compensation expense recorded for stock options	—	—	95	—	—	95	—	95
Issue of shares on exercise of stock options	5,900	204	—	—	—	204	—	204
Reclassification of grant date fair value on exercise of stock options	—	47	(47)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(8,573)	—	(8,573)	—	(8,573)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(31,248)	(31,248)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	14,784	14,784	—	14,784
Acquisition of non-controlling interest	—	—	—	—	—	—	(6,714)	(6,714)
Balance, December 31, 2020	76,201,980	$440,723	$1,873	$843,606	$(137,102)	$1,149,100	$292,357	$1,441,457
Net income	—	—	—	104,687	—	104,687	19,218	123,905
Other comprehensive income	—	—	—	—	19,606	19,606	—	19,606
Compensation expense recorded for stock options	—	—	30	—	—	30	—	30
Issue of shares on exercise of stock options	7,300	252	—	—	—	252	—	252
Reclassification of grant date fair value on exercise of stock options	—	58	(58)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(2,859)	—	(2,859)	—	(2,859)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(4,199)	(4,199)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	2,239	2,239	—	2,239
Balance, March 31, 2021	76,209,280	$441,033	$1,845	$945,434	$(115,257)	$1,273,055	$307,376	$1,580,431

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2021 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2021	Mar 31 2020
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income	$123,905	$33,679
Deduct earnings of associate	(13,664)	(9,070)
Dividends received from associate	15,775	15,775
Add (deduct) non-cash items:
Depreciation and amortization	90,452	89,987
Income tax expense	30,290	9,606
Share-based compensation recovery	(17,151)	(11,670)
Finance costs	39,205	35,032
Other	1,935	(3,946)
Income taxes paid	(9,644)	(3,559)
Other cash payments, including share-based compensation	(7,844)	(1,775)
Cash flows from operating activities before undernoted	253,259	154,059
Changes in non-cash working capital (note 9)	(86,069)	(11,594)
	167,190	142,465

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(2,859)	(27,431)
Interest paid	(16,130)	(21,991)
Net proceeds on issue of long-term debt (note 6)	—	136,000
Repayment of long-term debt and financing fees	(18,605)	(17,875)
Draw on revolving credit facility	—	300,000
Repayment of lease obligations	(26,282)	(28,405)
Restricted cash for debt service accounts	—	(89)
Equity contributions by / acquisitions of non-controlling interests	—	5,500
Distributions to non-controlling interests	(19,199)	(5,207)
Proceeds on issue of shares on exercise of stock options	252	—
	(82,823)	340,502

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(44,009)	(29,809)
Geismar plant under construction	(20,088)	(89,837)
Proceeds from sale of assets	—	5,189
Restricted cash for capital projects	1,694	302
Changes in non-cash working capital related to investing activities (note 9)	433	37,857
	(61,970)	(76,298)
Increase in cash and cash equivalents	22,397	406,669
Cash and cash equivalents, beginning of period	833,841	416,763
Cash and cash equivalents, end of period	$856,238	$823,432

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2021 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on April 28, 2021.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.
2.    Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three months ended March 31, 2021 is $703 million (March 31, 2020 - $607 million).
3.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at March 31, 2021	$3,055,450	$609,270	$3,664,720
Net book value at December 31, 2020	$3,052,060	$624,996	$3,677,056

a)Owned assets:

	Buildings, Plant Installations & Machinery	Plants Under Construction [1]	Ocean Going Vessels	Other	Total
Cost at March 31, 2021	$4,910,315	$411,031	$210,399	$155,109	$5,686,854
Accumulated depreciation at March 31, 2021	2,479,527	—	30,313	121,564	2,631,404
Net book value at March 31, 2021	$2,430,788	$411,031	$180,086	$33,545	$3,055,450
Cost at December 31, 2020	$4,870,299	$386,905	$210,099	$155,882	$5,623,185
Accumulated depreciation at December 31, 2020	2,421,563	—	27,926	121,636	2,571,125
Net book value at December 31, 2020	$2,448,736	$386,905	$182,173	$34,246	$3,052,060
    1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in Plants Under Construction is total cost incurred to date of $385 million, excluding $26 million of capitalized interest.

METHANEX CORPORATION 2021 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 1

b)Right-of-use assets:

	Ocean Going Vessels	Terminals and Tanks	Plant Installations and Machinery	Other	Total
Cost at March 31, 2021	$583,882	$249,384	$23,761	$39,419	$896,446
Accumulated depreciation at March 31, 2021	162,519	100,254	11,041	13,362	287,176
Net book value at March 31, 2021	$421,363	$149,130	$12,720	$26,057	$609,270
Cost at December 31, 2020	$582,072	$246,553	$23,761	$39,670	$892,056
Accumulated depreciation at December 31, 2020	152,616	91,834	10,408	12,202	267,060
Net book value at December 31, 2020	$429,456	$154,719	$13,353	$27,468	$624,996
4.    Interest in Atlas joint venture:

a)The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Mar 31 2021	Dec 31 2020
Cash and cash equivalents	$8,973	$40,815
Other current assets	114,713	65,434
Non-current assets	245,450	256,421
Current liabilities	(55,606)	(43,057)
Other long-term liabilities, including current maturities	(130,342)	(133,079)
Net assets at 100%	$183,188	$186,534
Net assets at 63.1%	$115,592	$117,703
Long-term receivable from Atlas	76,322	76,322
Investment in associate	$191,914	$194,025

	Three Months Ended
Statements of income	Mar 31 2021	Mar 31 2020
Revenue	$130,866	$79,891
Cost of sales and depreciation and amortization	(95,748)	(54,541)
Operating income	35,118	25,350
Finance costs, finance income and other expenses	(2,740)	(2,697)
Income tax expense	(10,723)	(8,279)
Net earnings at 100%	$21,655	$14,374
Earnings of associate at 63.1%	$13,664	$9,070

Dividends received from associate	$15,775	$15,775

b)Atlas Tax Assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2014 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts with affiliates that commenced in 2005 and continued with affiliates through 2019.
The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.
During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was

METHANEX CORPORATION 2021 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 2

sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales represented approximately 10% of Atlas-produced methanol. Atlas had partial relief from corporation income tax until late July 2014.
The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.
The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.
The Company anticipates the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.
5. Finance costs:

	Three Months Ended
	Mar 31 2021	Mar 31 2020
Finance costs	$43,243	$37,233
Less capitalized interest related to Geismar plant under construction	(4,038)	(2,201)
	$39,205	$35,032

Finance costs are primarily comprised of interest on the unsecured notes, credit and construction facilities, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.
6.    Long-term debt:

As at	Mar 31 2021	Dec 31 2020
Unsecured notes
$300 million at 4.25% due December 1, 2024	298,099	297,999
$700 million at 5.125% due October 15, 2027	691,705	691,434
$700 million at 5.25% due December 15, 2029	694,402	694,282
$300 million at 5.65% due December 1, 2044	295,433	295,410
	1,979,639	1,979,125
Geismar 3 construction facility at LIBOR+3%	176,170	176,335
Other limited recourse debt facilities
5.58% due through June 30, 2031	69,017	69,734
5.35% due through September 30, 2033	77,306	78,391
5.08% due through September 15, 2036	12,839	12,839
Egypt limited recourse debt facilities	31,734	46,948
Total long-term debt [1]	2,346,705	2,363,372
Less current maturities [1]	(41,126)	(39,771)
	$2,305,579	$2,323,601
1    Long-term debt and current maturities are presented net of deferred financing fees.

METHANEX CORPORATION 2021 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 3

The Company has access to a $300 million committed revolving credit facility, along with the $800 million non-revolving construction facility for the Geismar 3 project. Both are with a syndicate of highly rated financial institutions and expire in July 2024. Significant covenants and default provisions of the credit facilities include:
a) the obligation to maintain a minimum EBITDA to interest coverage ratio, or minimum EBITDA, in excess of the below. In periods where the covenant has been waived, the covenant has been denoted as "not applicable":

Four quarters ended	Minimum interest coverage ratio [2]	Minimum EBITDA [1] [2]

Q1 2021	not applicable	$30 million
Q2 2021	not applicable	$70 million
Q3 2021	1.00x	not applicable
Q4 2021	1.25x	not applicable
Q1 2022 & thereafter	2.00x	not applicable

1     EBITDA is defined under the terms of the credit facilities.
2     The minimum EBITDA or minimum interest coverage ratio provision may be fully waived for any two of the remaining measurement periods until Q4 2021.

b) the obligation to maintain a maximum debt to capitalization ratio of 60% for periods through to June 30, 2023, and 57.5% thereafter,
c) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
d) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The credit facilities are secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.
During the quarter ended March 31, 2021, the Company repaid $1.9 million on its other limited recourse debt facilities. Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control.
The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
During the quarter, the Company made repayments of $15.5 million on its Egypt limited recourse debt facilities. The Egypt limited recourse debt balance is fully classified as current as the remaining repayments are required to be made by March 31, 2022.
The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.

As at March 31, 2021, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

METHANEX CORPORATION 2021 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 4

7.    Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the three months ended March 31, 2021, and an adjustment was required for both the numerator and denominator. The equity-settled method was more dilutive for the three months ended March 31, 2020, and an adjustment was required for the numerator. No adjustment was required for the denominator as the weighted average share price at March 31, 2020 was lower than the exercise price for all outstanding TSARs.

Stock options and, if calculated using the equity-settled method, TSARs, are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three months ended March 31, 2021 stock options were dilutive, resulting in an adjustment to the denominator. For the three months ended March 31, 2020, stock options were not dilutive, resulting in no adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2021	Mar 31 2020
Numerator for basic net income per common share	$104,687	$22,770
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	(11,184)	(4,820)
Equity-settled expense	(2,464)	(1,945)
Numerator for diluted net income per common share	$91,039	$16,005

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2021	Mar 31 2020
Denominator for basic net income per common share	76,205,917	76,196,080
Effect of dilutive stock options	6,461	—
Effect of dilutive TSARs	162,623	—
Denominator for diluted net income per common share	76,375,001	76,196,080

METHANEX CORPORATION 2021 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 5

8.    Share-based compensation:

a.Share appreciation rights ("SARs"), TSARs and stock options:

(i)Outstanding units:

Information regarding units outstanding at March 31, 2021 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2020	840,772	$50.61	2,340,490	$45.43
Granted	39,490	38.79	338,260	38.79
Exercised	(5,100)	34.59	(6,867)	33.04
Cancelled	(4,268)	52.86	(1,500)	54.65
Expired	(136,455)	73.13	(226,430)	73.13
Outstanding at March 31, 2021	734,439	$45.88	2,443,953	$41.98

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2020	173,251	$49.44
Granted	6,880	38.79
Exercised	(7,300)	34.59
Expired	(27,210)	73.13
Outstanding at March 31, 2021	145,621	$45.25

	Units Outstanding at March 31, 2021			Units Exercisable at March 31, 2021
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$25.97 to $35.51	3.40	254,971	$32.58	190,861	$33.70
$38.79 to $50.17	3.85	163,573	47.41	124,083	50.15
$54.65 to $78.59	2.32	315,895	55.83	306,341	55.74
	3.04	734,439	$45.88	621,285	$47.85
TSARs:
$25.97 to $35.51	4.79	1,061,120	$30.79	553,744	$32.17
$38.79 to $50.17	5.08	649,444	44.08	296,637	50.05
$54.65 to $78.59	3.70	733,389	56.31	638,272	56.01
	4.54	2,443,953	$41.98	1,488,653	$45.96
Stock options:
$25.97 to $35.51	3.03	56,007	$33.12	45,713	$33.99
$38.79 to $50.17	3.81	30,914	47.64	24,034	50.17
$54.65 to $78.59	2.44	58,700	55.57	56,230	55.48
	2.96	145,621	$45.25	125,977	$46.67

METHANEX CORPORATION 2021 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at March 31, 2021 was $30.5 million compared with the recorded liability of $25.0 million. The difference between the fair value and the recorded liability is $5.5 million and will be recognized over the weighted average remaining vesting period of approximately 1.3 years. The weighted average fair value was estimated at March 31, 2021 using the Black-Scholes option pricing model.

For the three months ended March 31, 2021, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expense of $15.2 million (March 31, 2020 - a recovery of $7.0 million). This included a recovery of $18.1 million (March 31, 2020 - a recovery of $9.2 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2021.

b)Deferred, restricted and performance share units (old plan and new plan):

Deferred, restricted and performance share units (old plan and new plan) outstanding at March 31, 2021 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units (old plan)	Number of Performance Share Units (new plan)
Outstanding at December 31, 2020	122,947	228,872	146,801	443,170
Granted	18,906	132,360	—	258,970
Performance factor impact on redemption [1]	—	—	(110,354)	—
Granted in-lieu of dividends	143	342	—	674
Redeemed	—	—	(36,447)	—
Cancelled	—	(8,645)	—	(6,354)
Outstanding at March 31, 2021	141,996	352,929	—	696,460
1    Performance share units granted prior to 2019 have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. All units relate to performance share units redeemed in the quarter ended March 31, 2021.

Performance share units granted in 2019 and subsequently reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%, with the first payout of the new performance share units in 2022.
Compensation expense for deferred, restricted and performance share units (old plan and new plan) is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2021 was $47.3 million compared with the recorded liability of $28.0 million. The difference between the fair value and the recorded liability of $19.3 million will be recognized over the weighted average remaining vesting period of approximately 2.8 years.

For the three months ended March 31, 2021, compensation expense related to deferred, restricted and performance share units (old plan and new plan) included in cost of sales and operating expenses was a recovery of $2.0 million (2020 - a recovery of $4.7 million). This included a recovery of $7.2 million (March 31, 2020 - a recovery of $8.4 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2021.

METHANEX CORPORATION 2021 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

9.Changes in non-cash working capital:

Changes in non-cash working capital for the three months ended March 31, 2021 and 2020 were as follows:

	Three Months Ended
	Mar 31 2021	Mar 31 2020
Changes in non-cash working capital:
Trade and other receivables	$(82,156)	$(2,612)
Inventories	(80,114)	(39,707)
Prepaid expenses	987	5,430
Trade, other payables and accrued liabilities	92,144	79,192
	(69,139)	42,303
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(16,497)	(16,040)
Changes in non-cash working capital having a cash effect	$(85,636)	$26,263

These changes relate to the following activities:
Operating	$(86,069)	$(11,594)
Investing	433	37,857
Changes in non-cash working capital	$(85,636)	$26,263

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.

METHANEX CORPORATION 2021 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

    Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts.
The Company has entered into forward contracts to manage its exposure to changes in natural gas prices for the Geismar site including (i) 40,000 mmbtu per day over the remaining term of 2021-2025, (ii) 50,000 mmbtu per day for 2023 to 2032, and (iii) 30,000 mmbtu per day from 2027-2029, which have been designated as cash flow hedges. Natural gas is fungible across the Geismar site. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility. The Company has designated contracts for the 2021 and 2022 periods as cash flow hedges. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.
For the three months ended March 31, 2021, the Company reclassified $2.2 million of natural gas hedge settlements from accumulated other comprehensive income. Realized losses related to settlements of natural gas hedges are presented separately within the Consolidated Statement of Changes in Equity for all periods presented for comparative purposes. Amounts for prior periods were previously included in Comprehensive Income in our Condensed Quarterly Financial Statements issued in 2020.
As at March 31, 2021, the Company had outstanding forward contracts in North America designated as cash flow hedges with a notional amount of $956.7 million (December 31, 2020 - $1,005.6 million) and a net negative fair value of $150.4 million (December 31, 2020 - negative fair value $177.4 million), of which $12.7 million is included in other current liabilities, $143.7 million is included in other long term liabilities, $1.9 million is included in other current assets, and $4.1 million is included in other non-current assets.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at March 31, 2021, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 126.2 million euros (December 31, 2020 - 12.2 million euros). The euro contracts had a positive fair value of $0.9 million included in other current assets (December 31, 2020 - negative fair value of $0.6 million included in other current liabilities).
Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash outflows (inflows) by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	10,926	42,451	53,892	78,233	$185,502
Euro forward exchange contracts	(930)	—	—	—	$(930)

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	March 31, 2021
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,365,370	$2,423,554

METHANEX CORPORATION 2021 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the revolving and construction credit facilities are equal to their carrying values. The fair value of the Company’s long term debt will fluctuate until maturity.
11.    Egypt Insurance Recovery:

The Company experienced an outage at the Egypt plant from April to August 2019. In the quarter ended December 31, 2019, the Company recorded a $50 million ($25 million our share) insurance recovery which partially offset repair costs charged to earnings and lost margins incurred in the second and third quarters of 2019. Subsequently, the final settlement agreement was signed by all parties, and an additional $9.8 million ($4.9 million our share) of insurance proceeds was recorded in the three months ended March 31, 2020.

METHANEX CORPORATION 2021 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

Methanex Corporation
Quarterly History (unaudited)

	Q1 2021	2020	Q4	Q3	Q2	Q1	2019	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	1,518	6,704	1,480	1,531	1,717	1,976	7,611	2,056	1,965	1,669	1,921
Purchased methanol	1,014	2,994	1,192	836	418	548	2,492	623	680	716	473
Commission sales [1]	261	1,042	196	311	271	264	1,031	307	179	216	329
	2,793	10,740	2,868	2,678	2,406	2,788	11,134	2,986	2,824	2,601	2,723
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	369	1,672	439	340	450	443	1,865	513	469	446	437
USA (Geismar)	422	2,040	556	513	441	530	1,929	480	514	530	405
Trinidad (Methanex interest)	275	998	161	167	241	429	1,743	456	474	384	429
Egypt (50% interest)	148	578	145	153	147	133	392	151	85	15	141
Canada (Medicine Hat)	161	490	111	81	145	153	610	151	149	155	155
Chile	221	836	195	118	204	319	1,050	373	146	290	241
	1,596	6,614	1,607	1,372	1,628	2,007	7,589	2,124	1,837	1,820	1,808
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	363	247	282	217	211	267	295	256	272	326	331
($/gallon)	1.09	0.74	0.85	0.65	0.63	0.80	0.89	0.77	0.82	0.98	1.00

ADJUSTED EBITDA	242	346	136	40	32	138	566	136	90	146	194

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income (loss)	1.37	(2.06)	(0.35)	(1.15)	(0.85)	0.30	1.15	0.12	(0.13)	0.65	0.50
Diluted net income (loss)	1.19	(2.06)	(0.35)	(1.15)	(0.85)	0.21	1.01	0.12	(0.21)	0.51	0.50
Adjusted net income (loss)	1.07	(1.62)	0.15	(1.03)	(0.84)	0.10	0.93	0.13	(0.27)	0.34	0.73

1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

METHANEX CORPORATION 2021 FIRST QUARTER
QUARTERLY HISTORY (UNAUDITED)                                             PAGE 11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 28, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary